EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-283176) pertaining to the Urban One Second Amended and Restated 2019 Equity and Performance Incentive Plan of our report dated March 27, 2025 (except for the effects of the reverse stock split disclosed in Note 2 and the effects of the reportable segment changes disclosed in Note 18, as to which the date is March 20, 2026), with respect to the consolidated financial statements of Urban One, Inc. as of December 31, 2024 and for the year then ended included in this Annual Report (Form 10-K) of Urban One, Inc. for the year ended December 31, 2025.

/s/ Ernst & Young LLP
Tysons, Virginia
March 20, 2026